Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, NY 10004

December 21, 2020

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Link

RE:	Viveon Health Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, as amended
(File No. 333-251112) (the “Registration Statement”)

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Viveon Health Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on December 22, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 582 copies of the Preliminary Prospectus dated December 4, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
as Representative of the Several Underwriters

By:	/s/ George Kaufman
	Name:	George Kaufman
	Title:	Managing Director